Mail Stop 3561

October 25, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Gregg A. Ostrander, Chief Executive Officer
Michael Foods, Inc.
301 Carlson Parkway, Suite 400
Minnetonka, Minnesota 55305

> **Re:** **Michael Foods, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 23, 2006**
> **File No. 333-112714**

Dear Mr. Ostrander:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2005

General

1.    Please revise to include the exhibit 32 certifications required by Regulation S-K, Item 601 in all future 10-K and 10-Q filings.  If you do not believe you are required to furnish Section 906 certifications, please explain why and cite the specific literature that supports your basis for doing so.

Valuation and Qualifying Accounts, page 41

2.    Given the significant additions to the allowance for doubtful accounts during the year ended December 31, 2004, please provide us with further information concerning the increase.  Your response to us should include the reasons for the charge in 2004 which increased the allowance significantly and why this was not discussed in the notes to your financial statements.

Notes to Consolidated Financial Statements, page 50
Note B. Summary of Significant Accounting Policies, page 50
Revenue Recognition, page 54

3.    Please tell us and revise future filings to expand on your revenue recognition footnote to describe how your revenue recognition policies comply with the guidance outlined in SAB 104, specifically addressing when each criteria of SAB 104 is considered to have been met.  Your revised disclosure and response should also address your shipping policies with regards to when title transfers to the customer.  Also include further disclosure on your estimates of customer returns and how you determine such amounts.  Clarify what is meant by "estimated customer programs" in your response.

Foreign Joint Ventures and Currency Translation, page 54

4.    We note from your disclosure that you have a foreign joint venture in Europe which you account for under the equity method of accounting.  Please tell us and revise future filings to disclose the percentage of ownership interest you have in the joint venture.  Please note that you are also required to disclose equity in earnings of the joint venture on the face of the income statement, if material. Further, any dividends received from such entities must also be disclosed either parenthetically or in the notes to the financial statements.  Please confirm to us, if true, that such amounts for the periods presented in your financial statements were

not material, and that you will comply with the requirements of Rule 5-03(b)13 of Regulation S-X in future filings.

Note G. Commitments and Contingencies, page 59
Other Matters, page 61

5.      We note that further settlement negotiations on the EPA Violations were conducted in March 2006.  However, we note no disclosure in either of your March 31, 2006 or June 30, 2006 10-Qs regarding the matter.  Please tell us what amounts you have accrued with regard to these violations for clean up and punitive damages and provide us with an update on any settlement amounts determined and revise to disclose a range of amounts if a definite settlement has not yet been reached.  Refer to SFAS 5.  We may have further comment upon review of your response.

********

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Tress at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters.  Please contact me at 202-551-3813 with any other questions.


Sincerely,


Linda Cvrkel
Branch Chief